

Mail Stop 3720

August 6, 2009

Mr. Peter D. Thompson
Chief Financial Officer
Radio One, Inc.
5900 Princess Garden Parkway
7th Floor
Lanham, Maryland  20706

> **RE:** **Radio One, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009, as amended April 30, 2009**
>
> **Forms 10-Q for the quarterly periods ended March 31, 2009**
>    **and June 30, 2009**
> **File No. 000-25969**

Dear Mr. Thompson:

We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your Form 10-K in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended December 31, 2008

Item 1A. Risk Factors, page 12

1.      We note your disclosure on page 13 and in the notes to the financial statements on page F-9 discussing the company's significant customers, as measured by percentage of total revenues.  We note sales to one customer represented more than 10% of your consolidated revenues in fiscal years 2008, 2007, and 2006.  Please identify customers

whose sales generate 10% or more of the company's revenues, as appropriate.  Refer to
Item 101(c)(1)(vii) of Regulation S-K.  In addition, please file your material contract(s)
with these customers or explain to us why you determined you were not required to file
them pursuant to Item 601(b)(10) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 31

2.      We note that you disclose here and in Note 9 to the financial statements the required
ratios for your material debt covenants; however you should disclose and explain the
actual ratios as of each reporting date versus minimum/maximum ratios/amounts
permitted for such covenants.  This will allow readers to understand how much cushion
there is between the required ratios and the actual ratios.  Please show the specific
computations used to arrive at the actual ratios.

Goodwill, page 34

3.      We note that goodwill accounted for 12% of total assets as of December 31, 2008.  In
addition to your disclosures of the number of significant risk factors disclosed under Item
1A on page 12, we note that revenues, operating income and segment income have
declined in recent quarters due to the negative impact of the current economic
environment.  As a result of your impairment test of your reporting units as of December
31, 2008, you determined that 94% of your remaining goodwill balance was not
impaired.  In light of the significance of your goodwill balance and your impairment
charge, we expect robust and comprehensive disclosure in your critical accounting
policies regarding your impairment testing policy.  This disclosure should provide
investors with sufficient information about management's insights and assumptions with
regard to the recoverability of goodwill.  Specifically, we believe you should provide the
following information:

- Disclose a breakdown of your goodwill balance as of December 31, 2008 for each
significant reporting unit.

- Disclose any changes to your reporting units or allocations of goodwill by reporting
unit and the reasons for such changes.

- Describe the nature of the valuation techniques and the significant estimates and
assumptions you employed to determine the fair value of your reporting units in your
impairment analysis.  For example, if you utilize the discounted cash flow approach,
you should disclose the discount rates for each reporting unit and how those discount
rates were determined, including your consideration of any market risk premiums.  In
addition, we believe your disclosure should address your estimates of future cash
flows, as follows:

       o   Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

       o   Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

       o   In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

Radio Broadcasting Licenses, page 34

4.      We note that the radio broadcasting licenses accounted for 68% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. In light of the significance of your radio broadcasting licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of the radio broadcasting licenses. Specifically, we believe you should provide the following information:

- Disclose the carrying value of the licenses for each significant unit of accounting.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start-up method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

- Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

- Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you

should separately quantify the impact of a one percent decline in your revenue growth
rates, one percent decline in your net cash flows and a one percent increase in your
discount rate.

- Provide a sensitivity analysis that discloses the impairment amount that would have
  resulted from hypothetical reductions in the fair value of your licenses at the time of
  your impairment testing.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission
Guidance Regarding Management's Discussion and Analysis of Financial Condition and
Results of Operations."

5.      For each unit of accounting, supplementally tell us the carrying value of the licenses and
        the percentage cushion by which the fair value exceeds its carrying value.

Goodwill and Radio Broadcasting Licenses, page 34 and Note 5 on page F-13

6.      We note that you took $423 million goodwill and license impairment charges in the third
        and fourth quarter of fiscal 2008, and $49 million license impairment charge in the first
        quarter of fiscal year 2009.  Discuss in your management's discussion and analysis your
        expectations regarding your future operating results and liquidity as a result of taking an
        impairment charge.  You should clearly explain to your investors, if true, that you expect
        that historical operating results will not be indicative of future operating results.  You
        should also discuss the primary drivers in your assumptions that resulted in the license
        impairment charge.  For instance, did you significantly reduce projected future revenues
        or net cash flows or increase the discount rates?  In addition, discuss whether and when
        you considered a recovery of the economy in your cash flow projections.

Item 11. Executive Compensation, page 40

7.      Please substantially revise your executive compensation disclosure in compliance with
        Item 402 of Regulation S-K.  While we have issued specific comments below, please
        further review your disclosure, taking into account the following resources:

- Final Rule: Executive Compensation and Related Party Disclosure, Release No. 33-
  8732A (August 29, 2006);

- Interim Final Rules: Executive Compensation Disclosure, Release No. 33-8765 (Dec.
  22, 2006);

- Staff Observations in the Review of Executive Compensation Disclosure (Oct. 8,
  2007), available on our website at
  http://www.sec.gov/divisions/corpfin/cfguidance.shtml; and

- Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

8.  Please provide the disclosure required by Item 407(e)(4) and (5) of Regulation S-K. See Item 11 of Form 10-K.

Compensation Discussion and Analysis, page 40

9.  We note your disclosure on page 40 discussing the peer group of radio broadcasting companies used in determining the competiveness of your executive compensation. In addition, we note your disclosure that the compensation committee may further review compensation practices of "other publicly held businesses with a scope and complexity similar to ours." It appears that the compensation committee uses the compensation data from these companies for benchmarking purposes. If so, you must identify the companies used. For purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify all the benchmarked companies. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

10. Please identify the outside benefits consulting firm the compensation committee retained and discuss the consultant's role in the compensation-setting practices and decisions.

11. We note that you entered into new employment agreements with Ms. Hughes, Mr. Liggins and Mr. Thompson in 2008. Please discuss in more detail how and why the compensation committee determined to pay the amount of each element of compensation under the new employment agreements. For example:

- Explain how the increases of 72.7% and 69.3% of Ms. Hughes' and Mr. Liggins' base salaries for 2008 "reflect current market compensation for comparable positions paid by other companies in the radio broadcast industry." In this regard, disclose the identities of the benchmarked companies and explain specifically how the salaries paid to Ms. Hughes and Mr. Liggins are comparable. In general, discuss how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and elements of your executive compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Furthermore, disclose the actual compensation as a percentile of the peer group data.

- Similar to the bullet point, above, explain in detail how the committee determined that Mr. Liggins' base salary for the last three years was below market compensation. Discuss how the compensation committee decided upon the amount of the $4.8 million "make-whole" payment. Further, discuss why the compensation committee decided to make this make-whole payment in 2008.

- Discuss why Mr. Liggins received a "signing bonus" of $1.0 million.

Mr. Peter D. Thompson
Radio One, Inc.
August 6, 2009
Page 6

- Discuss why Mr. Thompson's discretionary cash bonus after 2008 will be determined by the CEO rather than the compensation committee.

- Discuss how and why the compensation committee awarded the amount of stock options and restricted stock awards to Ms. Hughes, Mr. Liggins and Mr. Thompson.

12.     We note that cash bonus awards paid to certain named executive officers are tied to the achievement of specified pre-established individual and company performance objectives.  Please disclose, for each named executive officer, the target payouts, the performance targets and threshold levels for each performance goal.  Also disclose the extent to which the individual and company performance targets were met.  See Item 402(b)(v), (vi) and (vii) of Regulation S-K.  If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Regulation S-K Item 402(b), please provide in your response letter a detailed explanation of such conclusion.  If you believe you have a sufficient basis to keep the information confidential, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal.  Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.  For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

13.     It is unclear from your disclosure in the third, fourth and fifth paragraphs of page 41 if the pricing of stock options can occur after the stock options are granted.  If so, clearly state that this can occur.  In addition, disclose the grant date of the stock options granted to Ms. Hughes, Mr. Liggins and Mr. Thompson, the price of your common stock on the grant date, the date that the stock options were priced and the price of your common stock on the date the stock options were priced.

Post-termination and Change in Control Benefits, page 41

14.     Please briefly summarize the definitions of "cause" and "good reason" as used in the agreements described in this section.

Executive Compensation, page 42

15.     We note that you do not provide a Grants of Plan-Based Awards table set forth in Item 402(d) of Regulation S-K.  We also note references to several grants of options and restricted stock to your named executive officers during 2008, including the following:

- A grant of 75,000 shares of restricted stock and options for 75,000 shares to Mr. Thompson on March 31, 2008 (page 41);

- A grant of options to purchase 600,000 shares of Class D common stock and 150,000 restricted shares of Class D common stock to Ms. Hughes in April 2008 (page 41); and

- A grant of options to purchase 1,150,000 shares of Class D common stock and 300,000 restricted shares of Class D common stock to Mr. Liggins in April 2008 (page 41).

Please disclose the required information about these grants in the table set forth in Item 402(d) of Regulation S-K.

16.  We note that you do not provide a table of options exercises and stock vested set forth in Item 402(g) of Regulation S-K.  Although you disclose on page 42 that there were no option exercises in 2008 by the named executive officers, you disclose in the third paragraph on page 41 that Mr. Mayo received a grant of 50,000 restricted shares of Class D common stock in 2007 that appears to have partially vested on August 5, 2008.  If any shares of restricted stock vested during 2008, provide the option exercises and stock vested table set forth in Item 402(g) of Regulation S-K.

Summary Compensation Table, page 42

17.  As required by Item 402(c)(1) of Regulation S-K, please disclose in the summary compensation table the compensation of the named executive officers for each of the last three completed fiscal years.

18.  We note your disclosure in footnote two to the 2008 bonus column that 2007 annual bonuses were paid in 2008.  Please disclose amounts awarded as bonus and amounts awarded under non-equity incentive plans in the year earned rather than in the year paid.  For example, bonuses earned in 2007 and paid in 2008, should be reflected in the table as compensation for fiscal year 2007.  Refer to Item 402(c)(2)(iv) and Instruction 1 to Item 402(c)(2)(vii) of Regulation S-K.

19.  We note that you do not disclose amount amounts under the "Stock Based Awards" column for 2008; however, we note disclosure about various stock options and stock awards in footnote one to the summary compensation table and on page 40 of your compensation discussion and analysis.  Please provide disclosure under separate columns entitled "Stock awards" and "Option awards" of the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.  See Item 402(c)(2)(v) and (vi) of Regulation S-K.  Also provide footnote disclosure of the assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements,

or a discussion in the management's discussion and analysis.  See the Instruction to Item 402(c)(2)(v) and (vi).  Provide this disclosure for all three fiscal years reported in the summary compensation table.  Refer to Question 119.04 in our Regulation S-K Compliance and Disclosure Interpretations.

20.     Under "All Other Compensation," please disclose in a footnote the value of each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that named executive officer.  See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.  Also describe in more detail the nature of the administrative support provided to Mr. Liggins.

21.     Please confirm that no named executive officer earned above-market or preferential earnings on nonqualified deferred compensation.  Refer to Item 402(c)(2)(viii)(B) of Regulation S-K and the instructions thereto.

Outstanding Equity Awards at 2008 Fiscal Year-End, page 42

22.     Please provide the information about outstanding stock awards in the format set forth in Item 402(f)(1) of Regulation S-K, disclosing the information required by Item 402(f)(2)(vii) through (x).

23.     Please provide footnote disclosure of the vesting dates of options and stock awards held at fiscal-year end.  Refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Non-qualified Deferred Compensation—2008, page 42

24.     Please provide the disclosure required by Item 402(i)(3) of Regulation S-K.

Potential Payments upon Termination or Change in Control, page 43

25.     Please quantify all the estimated payments and benefits that would be provided upon each covered circumstance.  For example, provide quantified disclosure of the unvested equity awards that will become fully exercisable immediately upon a change in control, which you disclose on page 41.  Refer to Instruction 1 to Item 402(j) of Regulation S-K.  Also quantify the welfare benefits that Ms. Hughes and Mr. Liggins would receive pursuant to their employment agreements.  In addition, explain why no amounts are disclosed in the "Medical and Dental" rows in the table.  Refer to Instruction 2 to Item 402(j) of Regulation S-K.

2008 Director Compensation, page 43

26.     To the extent applicable, please provide disclosure under separate columns entitled "Stock awards" and "Option awards" of the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS

123R.  See Item 402(k)(2)(iii) and (iv) of Regulation S-K.  Also provide footnote disclosure of the assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or a discussion in the management's discussion and analysis.  See the Instruction to Item 402(c)(2)(v) and (vi).

27.     For each director, disclose by footnote to the stock awards and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R.  Also, disclose by footnote the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end for each director.  See the Instruction to Item 402(k)(2)(iii) and (iv).

28.     Please discuss why non-employee directors received options to purchase 17,730 shares of Class D common stock in 2008.  Explain whether the company has a policy or standard compensation arrangement with respect to the granting of option awards to its directors.

<u>Employment Agreements, page 43</u>

29.     Please disclose the duration of each employment agreement.

<u>Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 44</u>

30.     To provide context to the table, please briefly describe the material terms of each class of your common stock, such as voting rights and conversion rights.  In addition, please add columns to the table showing the total economic interest and total voting power for each beneficial holder.

<u>Item 13. Certain Relationships and Related Transactions, page 45</u>

<u>Music One, Inc., page 46</u>

31.     Please discuss whether your arrangements with Music One are subject to your policies and procedures for the review, approval, or ratification of related party transactions and, if so, whether such review and approval was conducted.  Discuss how the terms of the transactions between the company and Music One are determined and whether you believe that such terms are no less favorable than terms generally available to an unaffiliated third party.  File as exhibits your agreements with Music One, such as your arrangement to provide office space and administrative services to Music One, or tell us why you do not believe you are required to file them under Item 601(b)(10)(ii)(A) of Regulation S-K.

Please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your letter over EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any questions.

Sincerely,


Larry Spirgel
Assistant Director


Cc:    Chris Simpson, Esq.
          Associate General Counsel
          Radio One, Inc.
          Via Facsimile: (301) 306-9638